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Puptimize is a personalized, digital instruction manual for your dog
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Puptimize

The marketplace that makes it easy to be a great dog owner Edit Profile

$500	$2,900,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Puptimize is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Puptimize without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Pet Spending Industry
$70B

Households With Dogs
60.2M

- $0.73 CPA, 2.9K WAUs, and 9.6K MAUs confirm customer need
- Partnered with Vanderpump Dogs and 30+ other rescue organizations;
- 63% of dogs are given away/abandoned during their lifetimes; 3.3M dogs/year in shelters
- 20K+ Installations since first launch in March 2015

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $2,900,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

Our mission is to end canine abandonment by making it easy to be a great dog owner.

For millions of dog owners, raising a happy, healthy, well-behaved dog is an expensive guessing game.

We founded Puptimize because these dog owners are guessing how to solve common behavioral issues, guessing which products they should buy for their dogs, and guessing where they can turn for trustworthy advice. As a result, 63% of all dogs are surrendered, given away, or abandoned, costing U.S. taxpayers $2B annually.

Puptimize is a marketplace that makes it easy to be a great dog owner by providing free training and education, expert-recommended products, and trusted local services – all tailored to you and your dog.




Puptimize eliminates the guesswork with free, personalized tools and education. We start with a mobile app that addresses the most critical customer problems, like puppyhood, training, and nutrition, but ultimately our tools will address almost any question or concern a dog owner may have. We use technology to break everything into simple, visual steps and remind owners when it's time to take action. Finally, we integrate expert-recommended products and vetted services into the tools, so owners can manage all things their dog with one simple app.

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Highlights ›

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

✉ SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion

Product & Service

We can't build all of our tools at once, so we started with the area of greatest need - training. Nearly 80% of dog owners want to teach their dog new skills, regardless of their dog's age. So why aren't owners training their dogs today? The primary barrier is knowledge, followed by cost and time.

Despite having great information, traditional DIY training tools like books and videos typically deliver poor results because they are difficult to translate into an action plan, they include no mechanisms to build skills over time, and offer no user motivation or personalization.

The Puptimize training app is designed to overcome all of these problems. It's like a personalized, gamified, digital instruction manual for your dog that enables you to easily teach your dog the commands, skills, games and tricks of your choice—in as few as 10 minutes per day.

The Puptimize app is different because it offers:

- Training plans tailored to your dog, goals, and schedule

- Quick, fun daily activities to build lasting obedience

- Step-by-step instructions with clear, concise videos and photos

- Positive training techniques backed by science

- Scoring, reminders, and sharing help you stay motivated

- Troubleshooting guides to solve common problems

- Links to expert-recommended products you'll need to achieve your goals

The first version of the Puptimize app includes only the seven most important commands to teach your dog, but ultimately the app will include 50-100 commands, skills, games, and tricks for dogs of all ages. We have filed a provisional patent to protect the training app.

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Highlights ▸
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
SeedInvest

Overview
Team Story
Term Sheet
Financial Discussion

Team Story

We have a deep passion for the Puptimize mission, because we know from experience just how frustrating and expensive it is to be an uneducated, unprepared dog owner. When Puptimize Co-Founder DJ Todd got his first dog in his early 20s, he did absolutely everything wrong. He bought the dog from a backyard breeder. He fed his dog low quality food. He failed to prepare his home. He had no exercise or training plan. His failures as an owner cost him and his dog dearly. That lack of preparation led to $5000 worth of property damage during puppyhood. Because DJ failed to adequately train him, his dog ran into the street and was hit by a truck. He survived that terrible encounter, but he ultimately developed other health problems that were likely a result of his poor breeding and careless food selection. And of course, DJ failed to buy health insurance for his dog. DJ believes that if he had made better decisions, he would have saved a lot of money and his dog would have been much happier and healthier. Millions of dog owners are struggling with the same challenges that DJ faced, so we created Puptimize to help them be great pet parents.

We are experienced marketing executives who have known each other for nearly 20 years. We started Puptimize because we wanted to use our skills and experience to build a business that has a positive, lasting impact on society. While the road is certainly rocky for startup founders, we wake up every day excited about the opportunity to revolutionize a fragmented, outdated industry while helping millions of dogs and their owners.

Meet the Founders



Rob Steinberg
CO-FOUNDER, HEAD OF MARKETING

Rob is a proven digital, social, mobile and integrated marketing professional with deep experience on the agency, media and publisher sides. His strategic development and execution of both client and corporate brand initiatives have led to highly successful results for some of the most iconic companies in the world. Throughout a well-rounded career, he has thrived in senior leadership roles of increasing responsibility––and brings that knowledge and skill to Puptimize every day.



D.J. Todd
CO-FOUNDER, HEAD OF PRODUCT & STRATEGY

D.J. is a senior product management and marketing leader with 18 years of experience developing, launching, and marketing industry-leading hardware, software, and automotive products. His relentless passion for customer-driven innovation and data-driven decisions has allowed him to revive, build, grow, and ultimately sell companies.



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Colleen Demling
HEAD TRAINER

Notable Advisors & Investors



Tom Doyle
Investor, Former Qualcomm and Whistle Labs executive, President and CTO of Burl Concepts



Alexander Nawrocki
Investor, Co-Founder, Ameritege Technology Partners and CEO of Airspeed Equity

Chris Shattuck
Advisor, Engineering Director at ESPN and Yahoo, CTO at multiple startups

Highlights ▸

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

✉ SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion

Q&A with the Founder

Q: Can you provide some off the shelf info on existing and prospect partners.
Puptimize: ●10 current rescue organization partners distributing digital and paper collateral encouraging adopters to use Puptimize (no compensation). We have had 86% conversion on partnerships. ●Active discussions with 10 additional rescues ●300 Southern California rescues in pipeline ●Aiming to partner with 50% of all rescue organizations nationwide ●With funding, we can build mechanism to track customers signing up through rescues and drive prospective adopters back to rescue partners

Q: When / how will you monetize?
Puptimize: We can start to monetize right away; our training app can monetize on products via AMZN associates where we can take a small cut of every sale on recommended products for training. We have only built out 10% of our product and sales features. We continue to use market research/user feedback to constantly release the most relevant features to ready the app for monetization potential. Additionally, we have had a few conversations to white label our product for channel partners.

Q: What is Phase 1, the phase you are currently in?
Puptimize: On the iOS app, we have 7 lessons/commands – these are the 7 most important commands in a dog training course that are created around a daily schedule for each module; each command takes 4-12 days at 10-15 minutes daily to train (hardest commands are 10-12 days).

Q: Who builds the Content?
Puptimize: Currently done by a well-respected trainer, Colleen, as our Head of Training. She owns one of the best dog training companies in San Diego. As we scale, we will bring in groups of veterinarians/trainers to develop content and they will be led by Colleen.

Q: How did you build out your projected financials model? What are growth drivers and assumptions you used? See slide on assumptions
Puptimize: ●Estimate app and platform users based on available tools/content and promotional spend ●Determine product revenue per user based on dog age, platform maturity, available content, and commission rate ●Estimate food revenue per user based on subscription percentage, a la carte purchase percentage, and average food cost ●Estimate on-demand help revenue per user based on usage rates, length of call ●Estimate service revenue per user based on vetting cost, listing cost, vendor participation rate, and number of applicable businesses ●Multiply revenue per user by number of users as platform matures ●Estimate costs to support platform with assistance from tech advisors

Q: If you raise less, what is the minimum raise amount needed in this round and why? How many months of runway will that cover?
Puptimize: Minimum raise is $310k (net) will get us through Phase 2 of the seed development stage. With that money, we could build out the entire training app and hit 50K users/$20K in revenue. Our runway would be six months.

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Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF

Investor Types	Accredited Only	Accredited and Non-accredited		
Round description	Seed	Seed		
Round size	US $1,000,000	US $1,000,000		
Minimum investment	$20,000	US $500		
Target minimum	US $350,000	US $350,000		
Security type	Crowd Note	Crowd Note		
Conversion discount	20.0%	20.0%		
Valuation cap	US $2,900,000	US $2,900,000		
Interest rate	5.0%	5.0%		
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by the August 21, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by the August 21, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.		

Use of Proceeds



If Minimum Amount Is Raised

- building and launching ...
- content development, i...
- marketing
- operating expenses

If Maximum Amount Is Raised

- app and website develo...
- marketing, including res...
- general operating expe...
- content development, i...

Highlights ›
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
✉ SeedInvest

Overview
Team Story
Term Sheet
Financial Discussion

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Puptimize's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $200,000
Close Date	Dec 15, 2016
Security Type	Common Equity

Pre-Seed

Round Size	US $25,000
Close Date	Oct 5, 2016
Security Type	Convertible Note

Financial Discussion

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by DBB McKennon, CPA.

Financial Condition

Results of Operations

The company's net revenues for the year ended December 31, 2016 were $322. Net revenues consist of all sales, less discounts and returns. The company's revenues were primarily derived from product sales commissions through the Amazon Associates affiliate program.

Cost of revenues primarily consists of subcontractor costs. Cost of revenues in 2016 was $879. Gross loss (revenues less the cost of producing those revenues) in 2014 was $557.

The company's operating expenses consist of general and administrative, sales and marketing, and research and development expenses. Operating expenses in 2016 amounted to $43,957.

As a result of the foregoing factors, the company's net loss from operations was $43,912 in 2016.

Other expenses consist of provisions for income taxes, which amounted to $45 in 2016.

As a result of the foregoing factors, the company's net loss for 2016 was $43,957.

Since the end of the period covered by the financial statements, our revenues have increased slightly because of an increase in users. Our expenses increased more than our revenues, because of increased product development and a focus on user acquisition over increased profits.

Early Milestones

We are not yet fully operational. We have accomplished the following milestones:

Launched the Puptimize app on March 15, and received 11,000 installs in the first two month on the App Store

Partnered with Vanderpump Dogs and 15+ other rescues in the first two months of operation

Achieved an early Cost-Per-Acquisition of $0.75 and an organic/viral growth rate of 30%

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales commissions, commissions only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $43,957.

The company was initially capitalized by equity investments from its shareholders in the amount of $44,237 and loans from the issuance of notes. The principal amount of notes issued in January 2017 was $25,000. The company had cash on hand in the amount of $5,222 at December 31, 2015.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. The company operates as an affiliate, and as a result does not carry any inventory.

The company had approximately $10,000 cash on hand as of May 19, 2017. Currently, we estimate our burn rate (net cash out) to be on average $3,500 per month.

Highlights ›
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
SeedInvest
Overview
Team Story
Term Sheet
Financial Discussion

Indebtedness

In the normal course of business, the company accrues an accounts payable balance. The accounts payable balance as of December 31, 2016 was $4,554.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years, other than the issuance of initial capitalization to our founders in exchange for a nominal amount:

- On October 20, 2016, we sold a convertible note to Thomas Doyle in reliance on Section 4(a)(2) of the Securities Act, for consideration of $25,000. The proceeds of this offering were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape





U.S. Pet Industry Expenditures in billions (2006-2017)

Nearly half of all U.S. households (54.4M million) include at least one dog. There are 89.7 million dogs in the U.S. and 35,000 puppies are born each day. Puptimize's content and product offerings will be applicable to nearly all of these dogs, but our initial addressable market is dogs under 5 years of age—and owners between the ages of 18-45.

We believe there are no other content-driven marketplaces like us in the pet industry today, but various retailers and training tools can be considered substitutes. Brick and mortar chains like Petco and Petsmart generate over $11 billion in revenue annually, while independent pet stores generate $6.7 billion. The online retail market is estimated to be around $10 billion, and it is growing rapidly. Petco and Petsmart have acquired their largest online competitors. Petco acquired Drs. Foster & Smith in 2015 while Petsmart acquired both Pet360 and Chewy.com, the latter for $3.35 billion earlier this year.

Puptimize's integrated approach to education, products and services gives it significant advantages over traditional, one-dimensional competitors. It's more trustworthy, convenient, and affordable than other retailers while also being more personalized, effective, motivating, and engaging than other training solutions. We are a hub for trainer and veterinarian recommended products and services, tailored the unique needs of each user. Puptimize is smart shopping.

Risks and Disclosures

Highlights ▶

Overview

Product & Service

Team Story

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $2.9 million valuation cap, so you should not view the $2.9 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date [and is not interest bearing]. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, even when converted, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Risks Relating to the Company and its Business

The reviewing CPA has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Our company relies on mass adoption. We're planning on having a huge amount of users, and in order to make enough money to run our business, we're relying on a large amount of purchases through affiliate programs and premium listings. Affiliate programs pay small individual revenues, and advertising revenue depends on user volume. If we don't get a large number of users, our major revenue streams may not be enough to support the business.

Users may use our product but make their purchases elsewhere. In order for us to receive affiliate revenue, users must make their purchases through our app, or through links that we generate. This way, retailers know that we're responsible for referring the customer to them, and they know who to send the money to. If users buy the items that we recommend directly from the retailer's website or physical store, we won't receive revenue for that sale.

We rely on the App Store. A major portion of our business plan relies on the installation of our app. The app stores are controlled entirely by Apple (and when we develop for Android, Google). If these companies change their policies or decide to remove our app from their store, it will be much more difficult for users to learn about us, install the app, and receive updates.

Our product is new, and we don't know how successful dogs will be at learning new tricks when we scale up. There are other training apps that have not gained traction, and we will need to educate our users about what makes our product different from the other offerings.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.



Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
› 🗀 Pitch Deck and Overview (2 files)	Folder
› 🗀 Product or Service (5 files)	Folder
› 🗀 Financials (2 files)	Folder
› 🗀 Fundraising Round (3 files)	Folder
› 🗀 Investor Agreements (1 file)	Folder
› 🗀 Miscellaneous (1 file)	Folder

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